

October 4, 2012

Via E-mail
Dr. Eric K. Chan
Chief Executive Officer, President and Director
Dynacq Healthcare, Inc.
4301 Vista Road
Pasadena, Texas 77504

> **Re: Dynacq Healthcare, Inc.**
> **Amendment No. 1 to Information Statement on Schedule 14C**
> **Filed October 3, 2012**
> **File No. 000-21574**

Dear Dr. Chan:

We have limited our review of your amended information statement to the issue we have addressed in our comment. Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note your response to our prior comment 1. In regard to the removal of Ping S. Chu, James G. Gerace and Stephen L. Huber from their positions as members of your Board of Directors, please confirm that you will file an Item 5.02 Form 8-K and, as applicable, follow the procedures outlined in Item 5.02(a)(2) and (3).

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director